

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





05046117

March 2, 2005

Nils H. Okeson
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/2/2005

Re: Sabre Holdings Corporation
Incoming letter dated January 11, 2005

Dear Mr. Okeson:

This is in response to your letters dated January 11, 2005 and February 3, 2005 concerning the shareholder proposal submitted to Sabre by John Chevedden. We also have received a letter from the proponent dated January 21, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Nils H. Okeson | Direct Dial: 404-881-7889 | E-mail: nokeson@alston.com

January 11, 2005

VIA HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Sabre Holdings Corporation – Omission of Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Dear Sir or Madam:

This letter and the enclosed materials are submitted on behalf of Sabre Holdings Corporation (the "Company" or "Sabre") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Sabre has received a stockholder proposal and supporting statement from John Chevedden (collectively, the "Chevedden Proposal") for inclusion in the Company's 2005 annual meeting proxy materials. Based on the reasons set forth below, Sabre intends to omit the Chevedden Proposal from its 2005 annual meeting proxy materials.

Sabre respectfully requests the staff of the Division of Corporation Finance (the "Staff") to concur that it will not recommend enforcement action if Sabre omits the Chevedden Proposal from its 2005 annual meeting proxy materials.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, enclosed are six copies of each of the following:

- this letter;
- Mr. Chevedden's letter dated June 15, 2004, which contains the initial Chevedden Proposal;
- Sabre's letter dated June 21, 2004 to Mr. Chevedden pursuant to Rule 14a-8(f) regarding certain procedural deficiencies with respect to Mr. Chevedden's June 15th letter;

Bank of America Plaza
101 South Tryon Street, Suite 4000
Charlotte, NC 28280-4000
704-444-1000
Fax: 704-444-1111

90 Park Avenue
New York, NY 10016
212-210-9400
Fax: 212-210-9444

3201 Beechleaf Court, Suite 600
Raleigh, NC 27604-1062
919-862-2200
Fax: 919-862-2260

601 Pennsylvania Avenue, N.W.
North Building, 10th Floor
Washington, DC 20004-2601
202-756-3300
Fax: 202-756-3333

- Mr. Chevedden's letter dated June 24, 2004 regarding certain procedural deficiencies with respect to his prior letter; and
- Mr. Chevedden's letter dated November 12, 2004, which contains a revised version of the Chevedden Proposal.

The Company expects to file its definitive proxy statement for its 2005 annual stockholders meeting with the Securities and Exchange Commission ("SEC") on or about April 1, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted no later than 80 calendar days before the date on which the Company intends to file its definitive proxy statement.

Background

Sabre received a letter from Mr. Chevedden dated June 15, 2004 containing the Chevedden Proposal. Mr. Chevedden subsequently submitted a revised version of the Chevedden Proposal to Sabre on November 12, 2004. On November 9, 2004, the Board of Directors of Sabre Holdings Corporation adopted a resolution approving the amendment of its Certificate of Incorporation and Bylaws to eliminate the Company's classified board structure and to provide for the annual election of all of the Company's directors (the "Sabre Proposal"). The Sabre Proposal provides that, if approved by the stockholders at the Company's 2005 annual stockholders meeting, the terms of all directors then in office will expire at the Company's 2006 annual stockholders meeting, and from and after that annual meeting all directors will be elected annually. The Company's Board of Directors also approved submission of the Sabre Proposal to a stockholder vote at the Company's 2005 annual stockholders meeting. Under the Company's Certificate of Incorporation, the Sabre Proposal requires approval by the holders of at least 80 percent of the Company's outstanding shares of Class A Common Stock.

The Chevedden Proposal

The November 12, 2004 letter from Mr. Chevedden contained the following proposal:

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requiring each director to be elected annually.

Basis for Exclusion

Sabre believes that the Chevedden Proposal may be excluded from the proxy materials for its 2005 annual stockholders meeting pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

Rule 14a-8(i)(10) permits exclusion of a shareholder proposal "if the company has already substantially implemented the proposal." The Chevedden Proposal requires that the "Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requiring each director to be elected annually."

In order to provide for the annual election of directors, Sabre must amend both its Bylaws and its Certificate of Incorporation. Sabre is a Delaware corporation, and under Delaware law and Sabre's Certificate of Incorporation, this action will require the approval of both the Company's Board of Directors and its stockholders.

On November 9, 2004, the Company's Board of Directors approved amending both the Company's Bylaws and its Certificate of Incorporation to eliminate the classified board and to provide for the annual election of directors. The Company's Board of Directors also approved the submission of the Sabre Proposal to the Company's stockholders for their consideration at Sabre's 2005 annual meeting of stockholders. Because the Sabre Proposal includes the action requested in the Chevedden Proposal, and the Company's stockholders will have the opportunity to vote on the Sabre Proposal at the Company's 2005 annual meeting of stockholders, the Chevedden Proposal is moot and may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(10).

We believe this position is in accord with responses by the Staff to similar no-action requests. In *KeyCorp.* (Mar. 13, 2002), the Staff agreed with KeyCorp.'s exclusion of a shareholder proposal that the company take the necessary steps to declassify the board of directors, where KeyCorp.'s board had already approved submission of the issue to a binding shareholder vote. KeyCorp. argued that the board had substantially implemented the proposal by taking steps to place its own proposal on declassification in the proxy statement. The Staff concurred that KeyCorp. could exclude the proposal under Rule 14a-8(i)(10), noting that the shareholders will be provided the opportunity to vote on the company's proposal at the annual meeting. On January 9, 2004 in *SBC Communications Inc.*, the Staff supported SBC's no-action request, based on Rule 14a-8(i)(10), to omit a shareholder proposal requesting annual election of the board of directors. SBC argued that it had substantially implemented the shareholder proposal because its board had approved an amendment to its bylaws eliminating its classified board structure. In its decision allowing SBC to exclude the shareholder proposal, the Staff noted that the shareholders will be provided the opportunity to approve the amendment at the annual meeting. In *Weyerhauser Company* (Mar. 8, 2004), the Staff concurred with Weyerhauser's request to exclude from its proxy statement a shareholder proposal that the company's board take the necessary steps to declassify the board. The Staff concurred that Weyerhauser's board had substantially implemented the proposal by adopting a resolution to declassify the board upon approval by the company's shareholders.

Accordingly, Sabre may properly exclude the Chevedden Proposal from the proxy materials for its 2005 annual meeting of stockholders because the Company has substantially implemented Mr. Chevedden's request by approving the Sabre Proposal and providing Sabre's stockholders with the opportunity to vote on such proposal at the Company's 2005 annual meeting of stockholders.

* * *

For the foregoing reasons, Sabre believes that it may omit the Chevedden Proposal from its 2005 annual meeting proxy materials under Rule 14a-8(i)(10). On behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Chevedden Proposal is so omitted.

A copy of this letter is being mailed concurrently to Mr. Chevedden advising him of Sabre's intention to omit the Chevedden Proposal from the proxy materials for its 2005 annual meeting of stockholders.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Should you have any questions regarding this matter, you may reach me at (404) 881-7889.

Sincerely,



Nils H. Okeson

Enclosures
cc: John R. Chevedden
James F. Brashear, Esq.
Matthew Haltom, Esq.

ATL01/11811832v2

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Paul C. Ely, Jr.
Chairman
Sabre Holdings Corp. (TSG)
3150 Sabre Drive
Southlake, TX 76092
PH: 682-605-1000,-6200

Dear Mr. Ely,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. It is submitted in the hope that the company will respond favorably. I intend to hold my stock until after the annual shareholder meeting. This submitted format is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



6-15-04

John Chevedden
Shareholder

cc: James Brashear
Corporate Secretary
PH: 682-605-1551
FX: 682-605-6500,-7522
Corporate.Secretary@sabre-holdings.com

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requireing each director to be elected annually.

I believe that this proposal will win a majority of the yes and no votes cast at the 2005 annual meeting. The Council of Institutional Investors www.cii.org generally recommends that Directors adopt proposals which win a majority of votes cast.[1]

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.[2]

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing.

I believe it is unfounded the concern expressed by some that the annual election of each director could leave companies without experienced directors. In the unlikely event that shareholders vote to replace all directors, such a decision would express dissatisfaction with the incumbent Directors and would reflect the need for change.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.[1]

Elect Each Director Annually
Yes on 3

1. Council of Institutional Investors Corporate Governance Policies updated September 4, 2003.
2. IRRC (Investor Responsibility Research Center) Corporate Governance Bulletin, June – Sept. 2003.

Notes:

The name and address of the proponent are part of the argument in favor of the proposal. It establishes the proposal is submitted by a proponent who has the conviction to be named in the proxy.

It is believed that this proposal can be implemented in the expeditious manner that Safeway has provided for in its 2004 definitive proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal and the headings in the proposal are part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

In the interest of clarity the headings are not intended to be separated from the accompanying text.

Please advise if there is any typographical question.

The submitted format is the format contained in the fax submission.

James F. Brashear
Corporate Secretary
3150 Sabre Drive
Southlake, TX 76092
Tel: (682) 605-1551 Fax: (682) 605-7522
james.brashear@sabre-holdings.com
Licensed in California and Texas


Sabre Holdings

June 21, 2004

VIA E-mail
olmsted7p@earthlink.net
Via FedEx
Mr. John R. Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

Re: Proposal for 2005 Annual Stockholders Meeting

Dear Mr. Chevedden:

I received the e-mail and facsimile messages that you transmitted on June 15, 2004 to Mr. Ely and myself, regarding the proposal that you wish to have considered at the 2005 Annual Meeting of Stockholders of Sabre Holdings Corporation ("Sabre Holdings").

In order to have your proposal and supporting statement included in Sabre Holdings' proxy materials, you must meet the eligibility and procedural requirements under the Securities Exchange Act of 1934 (the "Exchange Act") and the proxy rules established by the Securities and Exchange Commission.

By sending you this letter, I am notifying you that there are deficiencies in your proposal and that you must submit futher documentation to establish that your proposal meets the eligibility and procedural requirements under Rule 14a-8 of the Exchange Act.

Among its requirements, Rule 14a-8(b) of the Exchange Act describes the minimum eligibility rules for individuals who want to submit proxy proposals. That rule requires that, in order to be eligible to submit a stockholder proposal, you must have continuously held at least $2,000 in market value, or 1%, of Sabre Holdings' common stock for at least one year by the date on which you submitted the proposal. That rule also requires that you continue to hold those securities through the date of the meeting at which your proposal would be considered.

Our records do not list you as the record holder of any shares of Sabre Holdings stock. Because you are not the registered holder of the shares, Rule 14a-8(b)(2)(i) requires that you establish your eligibility to submit a proxy proposal.

To establish your eligibility to submit a proposal under that rule, you must include, at the time you submit your proposal, two written statements:

(1) A written statement from the "record" holder of your securities (usually a broker or bank) verifying (a) the number of Sabre Holdings shares that you held when you submitted your proposal, and (b) that you held those shares continuously for at least one year before you submitted your proposal; and

(2) Your own written statement that you intend to continue to hold those securities through the date of the meeting of Sabre Holdings' 2005 annual meeting of stockholders.

You did not provide us the two written statements that are required to establish your eligibility to submit any accompanying proposal. If you do not provide to us, within 14 calendar days after your receipt of this notice, a qualified proposal accompanied by two written statements sufficient to establish under Rule 14a-8(b) your eligibility to submit the proposal , we intend to exclude your proposal from the corporation's proxy materials. To qualify, your submission and both written statements must be postmarked, or transmitted electronically, no later than 14 calendar days after the date on which you receive this notice.

Please send your written response to:

James F. Brashear
Corporate Secretary

E-mail:
Corporate.Secretary@sabre-holdings.com

Mailing address:
Sabre Holdings Corporation
3150 Sabre Drive
Southlake TX 76092-2129

Facsimile: 682-605-7522

Please note that, because your proposal does not currently satisfy the procedural and eligibility requirements noted above, this letter does not address whether your proposal might be omitted from Sabre Holdings' proxy materials on any other grounds. We reserve the right to omit your proposal on other valid grounds even if you correct the above-mentioned procedural and eligibility deficiencies within the 14-day time frame.

Very truly yours,



46460_5

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Paul C. Ely, Jr.
Chairman
Sabre Holdings Corp. (TSG)
3150 Sabre Drive
Southlake, TX 76092
PH: 682-605-1000,-6200

Dear Mr. Ely,

This revised Rule 14a-8 proposal is respectfully submitted for the company 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. It is submitted in the hope that the company will respond favorably. I intend to continue to hold my Rule 14a-8 proposal stock until after the above shareholder meeting. This submitted format is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



John Chevedden
Shareholder

June 24, 2004

cc: James Brashear
Corporate Secretary
PH: 682-605-1551
FX: 682-605-6500,-7522
Corporate.Secretary@sabre-holdings.com

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requiring each director to be elected annually.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

I hope that this proposal can be implemented promptly with each director elected to a one-year term as soon as this proposal can be implemented. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy.

Strong Investor Concern

Thirty-eight (38) shareholder proposals on this topic achieved an impressive 62% average supporting vote in 2003.[1] Thus I believe that this proposal will win a majority of the yes and no votes cast at the 2005 annual meeting. The Council of Institutional Investors www.cii.org generally recommends that Directors adopt proposals which win a majority of votes cast.[2]

Take on the Street

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

Source: "Take on the Street" by Arthur Levitt, page 231

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important after the $200 billion-plus total loss in combined market value at Enron, Tyco, WorldCom, Qwest and Global Crossing due in part to poor auditing. Many institutional investors believe that the election of directors is the primary means for stockholdersto influence corporate governance and to hold management accountable.[3]

Since there is no limit to the number of terms a director may serve, the stability of the board's membership should not be affected.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, called for annual election of each Director.[1]

I believe our current 3-year director terms can entrench management and effectively preclude most takeover bids or proxy contests. Also that 3-year terms force would-be acquirers to negotiate with the incumbent board – which can decide on offers without a shareholder vote.

Staggered [3-year] terms for board members are said to erode shareholder value, not enhance it.

Source: *Wall Street Journal*, April 1, 2002

I hope that our Directors will make a positive response to this proposal. Following the 2003 shareholder proposal calling for a Shareholder Vote Regarding Poison Pills, our Directors said that there would be a shareholder vote regarding any poison pill adopted by the Board.

Elect Each Director Annually
Yes on 3

1. IRRC (Investor Responsibility Research Center) Corporate Governance Bulletin, June – Sept. 2003.
2. Council of Institutional Investors Corporate Governance Policies, September 4, 2003.
3. Safeway Inc. (SWY) 2004 definitive proxy

Notes:
The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal and the headings in the proposal are part of the argument in favor of the proposal.

In the interest of clarity the title of the proposal is intended to be consistent throughout the proxy materials.

In the interest of clarity the headings are not intended to be separated from the accompanying text.

Please advise if there is any typographical question.

The submitted format is the format contained in the fax submission.



June 23, 2004

John R. Chevedden
2215 Nelson Ave. Number 205
Redondo Beach, CA 90278-2453

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in Sabre (TSG).

I can confirm that John Chevedden has continuously held no less than 72.000 shares of TSG since January 1, 2003.

I hope this information is helpful. If you have any questions, please contact me at 800-556-7891, extension 6761. I am available Monday through Friday, 8:30 a.m. to 5:00 p.m. Eastern time.

Sincerely,

Jason DuBose
Client Service Specialist

Our File: W017296-23JUN04

Fidelity Brokerage Services LLC
Operations and Services Group

500 Salem Street OS2S
Smithfield, RI 02917

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. Paul C. Ely, Jr.
Chairman
Sabre Holdings Corp. (TSG)
3150 Sabre Drive
Southlake, TX 76092
PH: 682-605-1000,-6200

REVISED 11-12-04

Dear Mr. Ely,

This Rule 14a-8 proposal is respectfully submitted for the 2005 annual shareholder meeting. This proposal is submitted to support the long-term performance of our company. It is submitted in the hope that the company will respond favorably. I intend to hold my stock until after the annual shareholder meeting. This submitted format is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden
Shareholder

6-15-04

cc: James Brashear
Corporate Secretary
PH: 682-605-1551
FX: 682-605-6500,-7522
Corporate.Secretary@sabre-holdings.com

[November 12, 2004]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requiring each director to be elected annually.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

I hope that this proposal can be implemented promptly with each director elected to a one-year term as soon as this proposal can be implemented. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy.

I hope our Directors will respond positively to this proposal. Following the 2003 shareholder proposal calling for a Shareholder Vote Regarding Poison Pills, our Directors said that there would be a shareholder vote regarding any poison pill adopted by our Board.

70% Yes-Vote
Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. Thus this proposal may win a majority of the yes and no votes cast at our 2005 annual meeting. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends this proposal topic and that Directors adopt proposals which win a majority of votes cast.

Best for the Investor
Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Instead of ...
Staggered terms [like our current 3-year terms] for board members are said to erode shareholder value, not enhance it.
Wall Street Journal, April 1, 2002

Our current 3-year director terms can entrench management and effectively preclude most takeover bids or proxy contests. Also 3-year terms can force would-be acquirers to negotiate with the incumbent board – which can decide on offers without a shareholder vote.

Progress Begins with a First Step
I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern. For instance an 80% shareholder vote was required for:
  By Law Amendment
  Action by Written Consent
  Director removal for cause

• The Corporate Library (TCL), an independent investment research firm in Portland, Maine gave our company an:
"F" in Takeover Defenses.

• Our directors could still adopt a poison pill at virtually any time. Then potentially deny a shareholder vote on such poison pill until after a proxy contest is decided contrary to shareholder value in the view of many shareholders.

• Cumulative voting was not allowed.

I believe the above practices reinforce the reason to take one step forward and adopt annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

3

ALSTON&BIRD LLP

One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424

404-881-7000
Fax: 404-881-7777
www.alston.com

Nils H. Okeson | Direct Dial: 404-881-7889 | E-mail: nokeson@alston.com

February 3, 2005

VIA OVERNIGHT MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549


SEC MAIL
FEB 04 2005
WASH. DC

Re: Sabre Holdings Corporation – Omission of Stockholder Proposal from Proxy Materials Pursuant to Rule 14a-8

Dear Sir or Madam:

This letter is submitted on behalf of Sabre Holdings Corporation (the "Company" or "Sabre") in response to the January 21, 2005 letter from John Chevedden to the staff of the Division of Corporate Finance (the "Staff"). On January 11, 2005, we submitted a letter to the Staff requesting it to concur that it will not recommend enforcement action if Sabre omits a stockholder proposal from John Chevedden (the "Chevedden Proposal") from Sabre's 2005 annual meeting proxy materials. Mr. Chevedden's letter of January 21, 2005 to the Staff responded to that request.

In his letter, Mr. Chevedden claims that Sabre has not substantially implemented the Chevedden Proposal. Sabre respectfully disagrees and continues to believe that the Chevedden Proposal may be excluded from the proxy materials for its 2005 annual stockholders meeting pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the proposal.

Sabre has substantially implemented the Chevedden Proposal.

The Chevedden Proposal requests that the Sabre Board of Directors "take the necessary steps . . . to adopt a bylaw requiring each director to be elected annually." On November 9, 2004, the Company's Board of Directors approved amending both the Company's bylaws *and* its Certificate of Incorporation to eliminate the classified board and to provide for the annual election of directors (the "Sabre Proposal"). The Sabre

Proposal provides that, if approved by the stockholders at the Company's 2005 annual stockholders meeting, the terms of all directors then in office will expire at the Company's 2006 annual stockholders meeting, and from and after that annual meeting all directors will be elected annually. The Company's Board of Directors also approved the submission of the Sabre Proposal to the Company's stockholders for their consideration at Sabre's 2005 annual meeting of stockholders. Furthermore, the Company's Board of Directors intends to recommend that the Company's stockholders vote in favor of the Sabre Proposal at the 2005 annual meeting. Therefore, Sabre has taken the necessary steps to substantially implement the Chevedden Proposal.

Alaska Air (Mar. 8, 2002) does not support Mr. Chevedden's claim that Sabre has failed to substantially implement the Chevedden Proposal.

In his January 21, 2005 letter to the Staff, Mr. Chevedden cites Alaska Air (Mar. 8, 2002) in support of his proposition that Sabre has not substantially implemented the Chevedden Proposal. However, Alaska Air is not applicable to Sabre's substantial implementation of the Chevedden Proposal.

In Alaska Air, a 2002 shareholder proposal requested that the board of directors take the necessary steps to implement a simple-majority voting requirement. Alaska Air claimed that it had substantially implemented the shareholder proposal by submitting the same simple-majority voting proposal to shareholders the previous year, in 2001. Although the proposal did not receive the shareholder votes required to pass in 2001, Alaska Air claimed that by submitting the proposal to shareholders in 2001, it had substantially implemented the 2002 proposal as well. However, Alaska Air took no steps in 2002 to re-submit the proposal to shareholders. As a result, the Staff did not concur that Alaska Air had substantially implemented the 2002 proposal.

Unlike Alaska Air, Sabre has taken steps to substantially implement the Chevedden Proposal in the same year in which the Chevedden Proposal was made, including steps to submit the Sabre Proposal at the first annual meeting of stockholders to be held after receipt of the Chevedden Proposal. Sabre does not base its substantial implementation claim on past attempts to implement the proposal. Thus, Sabre's substantial implementation can be significantly distinguished from the Alaska Air claim.

* * *

For the foregoing reasons, Sabre continues to believe that it may omit the Chevedden Proposal from its 2005 annual meeting proxy materials under Rule 14a-8(i)(10). On behalf of the Company, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Chevedden Proposal is so omitted.

A copy of this letter is being mailed concurrently to Mr. Chevedden.

Please acknowledge receipt of this letter by date-stamping and returning the extra enclosed copy of this letter in the enclosed self-addressed envelope.

Should you have any questions regarding this matter, you may reach me at (404) 881-7889.

Sincerely,



Nils H. Okeson

Enclosures
cc: John R. Chevedden
James F. Brashear, Esq.
Matthew Haltom, Esq.

ATL01/11873240v1

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Sabre Holdings Corp. (TSG)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: John Chevedden

Ladies and Gentlemen:

The company is apparently requesting premature no action credit now for a future action which may fail to result in adoption of Board declassification. The company does not claim that it can guarantee that it will obtain the required shareholder approval that it alludes to.

The company does not even forecast that the odds are at least 50-50 in obtaining the overwhelming required 80% shareholder approval. The company offers no assurance that it will solicit shareholders which is almost a guaranteed necessity for the high required shareholder approval threshold. The company offers no assurance that if the company's 2005 proposal fails that the company will try again in 2006 by redoubling its effort by using the methods advocated in this proposal.

Without any forecast whatsoever of the prospect of obtaining the required shareholder approval, the company incongruously states, "The Company has substantially implement the proposal … because … shareholders will have the opportunity to vote …" How can the company claim implementation when it is not taking all the steps available, such as special solicitations, to prevent complete failure. If the required vote is not obtained there will be complete and utter failure to implement because there will be absolutely no transition to annual election of each director.

The company cites Weyerhaeuser Company (March 8, 2004) but fails to mention that Weyerhaeuser did not require an 80% vote – but a significantly less 67% vote.

In Alaska Air (March 8, 2002) the Staff did not concur with the Alaska Air rule 14a-8(i)(10) claim of substantially implemented. Alaska Air's failed argument stated that it took the "steps necessary" in its failed attempt to obtain the required shareholder approval. The company proposal followed a majority vote on a shareholder proposal on the same topic.

Alaska Air said, "Certainly the Board cannot, nor should it, be expected to guarantee the outcome of a particular vote." Alaska Air claimed it should get implementation credit for failure to implement due to its "good faith effort." The March 8, 2002 Staff letter stated, "We are unable to concur in your view that Alaska Air may exclude the proposal under rule 14a-8(i)(10)."

Put on the ballot to scuttle an issue

Beth Young, co-author of the *Shareholder Proposal Handbook*, 2001, said some companies set a high bar on shareholder votes in order to scuttle an issue. "They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' " Young is currently Senior Research Associate at The Corporate Library and authors TCL research reports in several disciplines, including takeover defenses.

Reference: Puget Sound Business Journal, March 19, 2004
http://seattle.bizjournals.com/seattle/stories/2004/03/22/story6.html?t=printable

According to Romanek & Young's ShareholderProposals.com
Chapter 23 Substantially Implemented

§ 23.03[C] Action Must Already Be Implemented
To be able to exclude a proposal, the company must show that it already has taken the action that renders the proposal moot. It is not enough for the company to represent that it intends or plans to take the action. The SEC staff will not grant no-action relief to a company until it can prove that the action that moots the proposal has occurred.

It is important that this shareholder proposal be on the company 2005 ballot because companies are rated on whether they act to implement a shareholder proposal receiving majority yes and no votes. Thus if the company has a "scuttle an issue" proposal that does not garner the required vote there could be no record of a shareholder proposal receiving a majority yes and no vote at the 2005 annual meeting. The company would then escape any analyst downgrading for not responding to a majority shareholder vote in 2005.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: James Brashear

PUGET SOUND Business Journal
Business Leaders Get It.

EXCLUSIVE REPORTS

From the March 19, 2004 print edition

Weyerhaeuser puts plan to a vote

Eric Engleman
Staff Writer

In a bow to investor pressure, Weyerhaeuser Co. is giving shareholders a chance to amend the company's charter to make board members stand for election each year, instead of every three years.

But the company set a high threshold for passing the amendment, making the prospects for approval unclear.

In a proxy statement recently filed with the Securities and Exchange Commission, the Federal Way-based forest-products company said it would put the issue of annual elections to a shareholder vote at its annual meeting on April 13.

Institutional investors have long demanded annual elections at Weyerhaeuser to make directors more accountable.

At the company's annual meeting last year, shareholders passed a nonbinding proposal in favor of the change, with 64 percent of the votes cast favoring the change.

Weyerhaeuser management has consistently opposed the idea, arguing that the current system of staggered, three-year terms preserves leadership continuity and provides a measure of protection against hostile takeover attempts.

"We think it helps us plan more effectively over the long term and provides greater assurance that you have some directors at any given time who understand the business," said company spokesman Frank Mendizabal.

Weyerhaeuser set a high threshold for approving the annual-election amendment. Shareholders representing at least 66 percent of the company's outstanding shares must vote in favor of the measure for it to pass, Mendizabal said.

Outstanding shares represent the entire spectrum of shareholders in the company, not just the shareholders who vote at annual meetings.

Beth Young, a senior research associate at the New York-based Council of Institutional Investors, said some companies set a high bar on shareholder votes in order to scuttle an issue.

"They want to have their cake and eat it too," Young said. "They can say, 'We were responsible to shareholder sentiment, but they couldn't get the vote required.' "

Campaigns to destagger, or "declassify," boards have gained momentum in recent years as shareholders take a closer interest in corporate governance. Large institutional investors like pension funds and mutual funds have frequently backed measures to reduce executive entrenchment.

Reach Eric Engleman at 206-447-8505 ext. 117 or eengleman@bizjournals.com.

A. General/Introductory

B. The Submission and No-action Processes

C. Procedural Issues

D. Substantive Bases For Excluding A Proposal



E. Common Types Of Proposals

F. The Proponents

G. Beyond The Shareholder Proposal Rule

Appendix

[November 12, 2004]

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt a bylaw requiring each director to be elected annually.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

I hope that this proposal can be implemented promptly with each director elected to a one-year term as soon as this proposal can be implemented. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy.

I hope our Directors will respond positively to this proposal. Following the 2003 shareholder proposal calling for a Shareholder Vote Regarding Poison Pills, our Directors said that there would be a shareholder vote regarding any poison pill adopted by our Board.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average supporting vote in 2004. Thus this proposal may win a majority of the yes and no votes cast at our 2005 annual meeting. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends this proposal topic and that Directors adopt proposals which win a majority of votes cast.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said: In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Instead of ...

Staggered terms [like our current 3-year terms] for board members are said to erode shareholder value, not enhance it.

Wall Street Journal, April 1, 2002

Our current 3-year director terms can entrench management and effectively preclude most takeover bids or proxy contests. Also 3-year terms can force would-be acquirers to negotiate with the incumbent board – which can decide on offers without a shareholder vote.

Progress Begins with a First Step

I believe that the need to take at least the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes – entrenchment concern. For instance an 80% shareholder vote was required for:

  By Law Amendment
  Action by Written Consent
  Director removal for cause

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine gave our company an:
  "F" in Takeover Defenses.
- Our directors could still adopt a poison pill at virtually any time. Then potentially deny a shareholder vote on such poison pill until after a proxy contest is decided contrary to shareholder value in the view of many shareholders.
- Cumulative voting was not allowed.

I believe the above practices reinforce the reason to take one step forward and adopt annual election of each director.

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sabre Holdings Corporation
Incoming letter dated January 11, 2005

The proposal requests that the board take the necessary steps, in the most expeditious manner possible, to adopt the annual election of each director.

There appears to be some basis for your view that Sabre may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that Sabre must receive shareholder approval in order to provide for the annual election of directors and that shareholders will be provided the opportunity to give that approval at Sabre's 2005 annual meeting. Accordingly, we will not recommend enforcement action to the Commission if Sabre omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Mark F. Vilardo
Special Counsel